Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

November 13, 2013

Via EDGAR and Federal Express

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Echo Automotive, Inc.
Amendment No. 1 to Registration Statement on Form S-1/A
Filed September 19, 2013
File No. 333-189812

Dear Mr. Webb:

On behalf of Echo Automotive, Inc., a corporation organized under the laws of Nevada (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated October 3, 2013 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1/A filed on September 19, 2013 (the “Amendment No. 1”). The responses below have been numbered to correspond with the comments in your September 19, 2013 letter. We are including a courtesy marked copy of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”) indicating the changes made thereon from Amendment No.1 filed with the Commission.

Risk Factors, page 8

Because we may never earn significant revenues, page 11

1.	We note your response to prior comment 11. Please describe in a separately captioned risk factor the risks referenced in the third paragraph relating to your auditor expressing substantial doubt about your ability to continue as a going concern.

Company Response 1:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to include a separate risk factor as requested above.

Information with Respect to the Registrant, page 28

Strategy, page 29

Securities and Exchange Commission

Division of Corporation Finance

November 13, 2013

2.	We note your response to prior comment 15. Please briefly explain the “proof points” you reference in the first paragraph of this section and how these “proof points” have validated your performance claims.

Company Response 2:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to address the above comment.

3.	Additionally, please disclose whether you have or intend to have your performance claims validated by third parties.

Company Response 3:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to address the above comment.

4.	We note your response to prior comment 14. Please explain what you mean by “being relatively agnostic regarding the very key items such as electric motors and batteries” and briefly explain how this philosophy enables you to overcome the obstacles you reference in this section.

Company Response 4:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to address the above comment.

5.	Please disclose, if true, that pressures to maintain competitive prices and offer volume discounts may reduce your gross margins and make it more difficult to recover fixed costs. We note in this regard your disclosure in the second paragraph on page 35.

Company Response 5:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to address the above comment.

Technology, Products and Distribution, page 30

6.	We note your response to prior comment 18. Please quantify the amount of additional funding you must raise to complete development and marketing of EchoDrive and the anticipated sources of funds.

Company Response 6:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to include the requested information.

Securities and Exchange Commission

Division of Corporation Finance

November 13, 2013

Short Term Return on Investment, page 32

7.	We note your response to prior comment 20. Please substantiate that you will be “a price sensitive provider relative to the gained efficiencies and fuel savings.”

Company Response 7:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to address the above comment.

Low Risk to Fleet Operations, page 32

8.	We note your response to prior comment 19. Please substantiate that component failure is unlikely given that you are still developing this product.

Company Response 8:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to address the above comment.

Revenues and Customers, page 33

9.	We note your response to prior comment 22. Please provide an estimated, if known, of the fee or commission to be paid to prospective distributors of your products.

Company Response 9:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to include the requested information.

10.	Please file the distribution agreements with Meineke and Dickenson as exhibits to your amended registration statement or provide your analysis why these agreements are not material contracts. Refer to Item 601(b)(10) of Regulation S-K.

Company Response 10:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to include the requested exhibits.

11.	Please explain what your “conversion rate” is, the characteristics of the fleets that youwill target, and how targeting these fleets will enhance your margins.

Company Response 11:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to include the requested information.

Competition, page 36

Securities and Exchange Commission

Division of Corporation Finance

November 13, 2013

12.	We note your response to prior comment 27. Please limit your discussion in this section to the identification of your principal competitors and a brief description of your competitive position within the industry relative to your stage of development.

Company Response 12:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to address the above comment.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated October 3, 2013. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with prior letters from the Staff, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

November 13, 2013

ACKNOWLEDGEMENT

In connection with Echo Automotive, Inc.’s (the “Company”) letter dated November 13, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Echo Automotive Inc.

/s/__William D. Kennedy______________________

William D. Kennedy,

Chief Executive Officer